PUBLIC COMPANY MANAGEMENT CORPORATION
5770 El Camino Rd
Las Vegas, NV 89118

August 23, 2006

Rachel Zablow, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	SEC Comment Letter dated August 1, 2006, regarding
Public Company Management Corporation
Form 10-KSB for the year ended September 30, 2005
Filed December 29, 2005
File No. 0-50098

Dear Ms. Zablow,

We are in receipt of the SEC comment letter referenced above. We have set forth each of the comments in boldface type and provided you with our response, below. Please find attached a redlined version of the Form 10-KSB which we propose to file as an amendment.

Item - Management Discussion and Analysis or Plan of Operations, page 8

Results of Operation for the Partial Year Ended September 30, 2004 Compared to the Year Ended September 30, 2005

1.
We note that the decrease in fiscal year 2005 revenues was primarily due to a change in the revenue recognition policies which delayed revenue under consulting contracts during fiscal 2005 until the completion of certain activity relating to registration of securities. In light of your presentation of a partial 2004 fiscal year and the nature of the revenue policy change, this explanation does not appear to provide an explanation for the entire decrease. Please revise to disclose any known trends or uncertainties that have had or that are reasonably expected to have a material impact on revenues or income from continuing operations. Refer to Item 303 of Regulation S-B.

We have revised our discussion accordingly on pages 8 through 11 of the attached redlined document.

Liquidity and Capital Resources, page 9

2.
Please revise your discussion of cash flow from operations to discuss the underlying drivers impacting the changes in working capital. Simply identifying items that are apparent from the statement of cash flows does not provide a sufficient basis to analyze your cash flows. Refer to the Interpretive Guidance in SEC Release 33-8350.

We have revised our discussion accordingly on pages 11 through 13 of the attached redlined document.

Critical Accounting Policies, page 10

3.
Your disclosure of critical accounting policies lacks any quantitative analysis to provide the reader with insight to the sensitivity certain estimates may have to changes in assumptions and the related impact on your financial condition and results of operations. For example, it appears that changes in assumptions related to the proportional performance method could have a material impact on revenues. Please revise your disclosure accordingly. Refer to SEC Release 33-8350.

We have revised our discussion accordingly on pages 13 and 14 of the attached redlined document.

Item 7 - Financial Statements, page 11

4.
In light of your cash losses, accumulated deficits, and working capital deficit, please tell us how your auditors concluded that there is not substantial doubt about your ability to continue as a going concern for a reasonable period. Refer to AU Section 341. If they were relying on a financial commitment from Mr. Brock, please tell us whether Mr. Brock is legally bound by his commitment and include the agreement as an exhibit in future filings.

Yes, our auditors are relying on a financial commitment from Mr. Brock to conclude that there is not substantial doubt about our ability to continue as a going concern for a reasonable period. Mr. Brock is not legally bound by his commitment under any contract; however, through Mr. Brock’s course of dealing with the Company for several years and his business reputation, he is reliable in his commitments whether or not legally bound. In addition, we are a services company with relatively minimal overhead. During Fiscal 2005, we conducted a special campaign to advertise our services which accounted for most of our cash expenditures and we had restated net cash used in operating activities of $452,787, as opposed to the nine months ended June 30, 2006, during which period we were not conducting any such campaign and had net cash used in operating activities of only $71,953. Also, as of September 30, 2005, we had a significant amount of total assets relative to our total liabilities. We are able to continue to meet our obligations as they become due without substantial disposition of our assets outside of the ordinary course of business, restructuring of debt, externally forced revisions of our operations, or similar actions.

5.
Revise to disclose the nature of the accounting errors in previously issued financial statements and the effect of their correction on net income as well as the related per share amounts. Refer to paragraph 37 of APB 20. Please note that all columns should be labeled “restated.”

We have disclosed this information in Note 1 - Summary of Accounting Policies, on page 23 of the attached redlined document. We have labeled the appropriate columns of the financial statements “restated” on pages 17 and 18 of the attached redlined document.

Consolidated Statements of Cash Flows, page 14

6.	Please revise to classify cash flows from purchases and sales of trading securities as cash flows from operating activities. Refer to paragraph 18 of SFAS 115.

We have revised to classify cash flows from purchases and sales of trading securities as cash flows from operating activities on page 18 of the attached redlined document. The audit report on page 15 of the attached document includes a paragraph regarding the restatement. We have included information regarding the restatement in Note 1 - Summary of Accounting Policies, page 23 of the attached redlined document.

Note 1 - Summary of Accounting Policies, page 16

Non-Marketable Securities, page 16

7.
We note that non-marketable securities are accounted for under the cost method. Please verify whether your non-marketable securities are recognized initially at fair value (which establishes the cost basis) and carried subsequently at cost subject to other than temporary impairment. In addition, please tell us how you concluded that the fair value of the non-marketable securities received as consideration is more reliably measurable than the fair value of the consulting services provided.

Non-marketable securities are recognized initially at fair value, which establishes our cost basis, and carried subsequently at cost subject to other than temporary impairment. Management believes the fair value of non-marketable securities received as consideration is more reliably measureable than the fair value of the consulting services provided. The non-marketable securities can be valued using recent private sales or other financial information for the companies. The consulting services provided are, unlike many common consulting services such as legal, accounting, or information technology, rather unique and there are few, if any, companies providing these services with which to compare.

Revenue Recognition, page 17

8.
Please tell us how you considered SAB 101 as amended by SAB 104 and SOP 81-1 in recognizing revenue using an input methodology rather than an output methodology. In that regard, considering that your business is dependent upon the achievement of performance milestones, tell us why you believe the proportional performance method is appropriate. In addition, advise us of your ability to collect for overruns under fixed fee arrangements as well as your ability to approximate completion rates with sufficient degree of specificity. Finally, in the event of early termination be either party, advise us whether the contract becomes a time and materials contract upon which you are able to collect on time and materials expended to date.

We use the output methodology in recognizing a portion of the revenue related to our consulting contracts at the completion of each of the following four milestones:

(i)	initial due diligence of client’s business and operations and private round of initial financing (20%);
(ii)	clients’ preparation of a second round of financing in the form of a private placement memorandum or registration statement for filing with the SEC (20%);
(iii)	effectiveness of clients’ registration statement (25%); and
(iv)	clients’ qualification for quotation on the OTCBB or listing on a securities market or exchange (35%).

This methodology recognizes revenue in proportion to achievement of performance milestones which are outputs in the form of deliverables of distinct and measurable value to our clients. We have predetermined the percentage of revenue to be recognized at each milestone based on the relative amount of man hours and other expenditures that are required by us for each of the milestones.

We believe that the Proportional Performance model is appropriate because our clients receive value as the services are performed. We considered the following in determining that the Proportional Performance model (rather than the Completed Performance model) should be used:

(i)	The client would not have to “start over” should we fail to perform. Another service provider could pick up where we left off.
(ii)	Payment terms are spread over the term of the contract, indicating that each milestone is an important step, not just the final act.

We do not recognize revenues using an input methodology, insofar as we do not have the ability to collect for overruns under fixed fee arrangements.

We are able to approximate completion rates by estimating efforts as measured by relative man hours required for each of the four milestones. We periodically review our estimates in light of our business model and processes. We believe that the estimated relative man hours are reasonable indicators of the time spent on each phase. We use the estimates to calculate the percent of revenue to recognize (total estimated hours for each phase divided by total engagement hours).

If a client terminates under our existing contracts, in some cases, we have settled with, sued or sued and settled with the client. Our billing rate for management consulting services would ordinarily be $350 per hour. We have generally settled or collected in these lawsuits based on the amount of services provided. We have not terminated any contracts with clients; however, if we do, we expect that we would settle or defend on the same basis.

9.
We note that revenues are not recognized for the value of the securities received as payment for services when there is no public trading market and there have been no recent private sales of the security. Please advise us and revise your disclosure to clarify whether the value of this common stock is recorded as deferred revenues. In addition, considering that the value of the common stock generally represents in excess of 75% of the total value of the contract, it appears that the proportional performance method is used primarily to recognize the cash portion of your consulting contracts. Please advise us and revise your disclosure to clarify.

As soon as practicable after we accept a client, we receive shares of common stock. As soon as practicable after that the client sells shares to third parties unrelated to us; thus, our first milestone is met and we use that price per share to value our shares and recognize 20% of that value as revenue along with 20% of the cash portion of the contract. The value of common stock received for which there is no public trading market and there have been no recent private sales of the security is recorded as deferred revenues. We have revised our disclosure to clarify this on page 9 of the of the attached redlined document.

As discussed above, the Proportional Performance method is used to recognize the cash portion and also the portion of our contracts in which we receive common stock for which there is a public trading market or recent private sales of the security. We have revised our disclosure to clarify this on page 9 of the attached redlined document.

Note 10 - Common Stock, page 20

10.
Your disclosure related to the number of shares issued for services during the fiscal year ended September 30, 2005 does not appear to reconcile to stock issued for services presented in the statement of stockholders’ equity on page 15 or the stock issued to your [sic] employees, independent contractors and consultant as disclosed on page 8. Please revise or advise us.

Note 10 contained clerical errors regarding the shares issued for services during April 2005 through June 2005 and July 2005 through September 2005 due to several individual issuances during the former period listed above and cancellations of certain of those issuances in the later period. We have revised Note 10 and our disclosure to show the total number of shares issued during April 2005 through September 2005 on page 26 and page 7, respectively, of the attached redlined document.

Exhibit 31.1 - Certification

11.
Similar to the certification filed with the December 2005 and March 2006 Forms 10-Q, please revise to include the latest form of certification as last amended June 2003 and effective August 2003. See Item 601(b)(31) of Regulation S-B. Please note that the certification must be signed in a personal capacity. In that regard, revise your certification to exclude the title of the certifying individual from the opening sentence.

We have revised the certification accordingly.

Very truly yours

/s/ Stephen Brock
Stephen Brock

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-KSB/A
(Amendment No. 1)

(Mark One)

☒	Annual report under Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended September 30, 2005

☐	Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ______________to ____________

Commission File Number 000-50098

PUBLIC COMPANY MANAGEMENT CORPORATION (Name of Small Business Issuer in Its Charter)

NEVADA (State or Other Jurisdiction of Incorporation or Organization)	88-0493734 (IRS Employer Identification No.)

5770 El Camino Road Las Vegas, NV (Address of Principal Executive Offices)	89118 (Zip Code)

(702) 222-9076 (Issuer’s Telephone Number, Including Area Code)

Securities registered under Section 12(b) of the Exchange Act: NONE

Securities registered under Section 12(g) of the Exchange Act: Common Stock, $.001 par value per share

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. ☐

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of the registrant’s knowledge, in a definitive proxy or information statement incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

The issuer’s revenue for its most recent fiscal year was $1,422,535.

The aggregate market value of the voting and non-voting common equity held by non-affiliates was $1,664,531 as of August 18, 2006, based upon the per share closing sale price of $0.231 on such date.

As of August 18, 2006, there were outstanding 23,614,412 shares of the registrant’s common stock, $.001 par value per share.

Transitional Small Business Disclosure Format: Yes ☐     No ☒

EXPLANATORY NOTE

Public Company Management Corporation ("PCMC" or the "Company") filed its Annual Report on Form 10-KSB for fiscal year 2005 (the "Annual Report") with the Securities and Exchange Commission (the "Commission") on December 29, 2005. On August 1, 2006, the Commission issued comments to the Annual Report. This Annual Report on Form 10-KSB/A, Amendment No. 1 ("Amendment No. 1") amends the Annual Report to incorporate certain revisions that have been made to PCMC’s disclosures and the presentation of PCMC’s financial statements, in response to the Commission’s comments.

Accordingly, changes have been made to the following sections of the Annual Report:

•	Item 5. Market for Common Equity and Related Stockholder Matters.
•	Item 6. Management Discussion and Analysis or Plan of Operation.
•	Item 7. Financial Statements.

Although this Form 10-KSB/A contains all of the items required to be included in an Annual Report on Form 10-KSB, no other information in the original filing is amended hereby. The foregoing items have not been updated to reflect other events occurring after the original filing or to modify or update those disclosures affected by subsequent events, except under the heading “Risk Factors” to include disclosure regarding an order of private investigation issued by the SEC on August 4, 2006, in the matter of M & A Capital Advisers, LLC of which Stephen Brock, our CEO is the sole owner. In addition, pursuant to the rules of the SEC, Item 13 of Part III of the original filing has been amended to contain currently dated certifications from the PCMC’s Chief Executive Officer and Principal Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. Updated certifications of the Company’s Chief Executive Officer and Principal Financial Officer are attached to this Form 10-KSB/A as Exhibits 31 and 32.

Except for the foregoing amended information, this Form 10-KSB/A continues to speak as of the date of the original filing, and PCMC has not updated the disclosures contained herein to reflect events that occurred at a later date.

PUBLIC COMPANY MANAGEMENT CORPORATION

PART I.

Item 1. Description of Business

Overview

Public Company Management Corporation (“PCMC”), a Nevada corporation, was formed on October 26, 2000. On October 1, 2004, MyOffiz, Inc. (“MyOffiz”) entered into an exchange Agreement (the “Agreement”) with the certain controlling shareholders of GoPublicToday.com, (“GPT”), Pubco White Papers, Inc., (“PWP”), Nevada Fund, (“NF”), and Public Company Management Services, Inc. (“PCMS”). Pursuant to the Agreement, MyOffiz acquired approximately 92.1% of the outstanding shares of GPT, all of the outstanding shares of PWP, approximately 98.0% of the outstanding shares of NF, and all of the outstanding shares of PCMS in exchange for an aggregate of 15,326,650 newly issued treasury shares of MyOffiz’s common stock. Subsequent to the Agreement, MyOffiz obtained 100% of GPT and PWP, changed its fiscal year end from June 30, to September 30, and changed its name to Public Company Management Corporation.

PCMC is the holding company for, and conducts operations through its subsidiary companies, GPT, PWP, NF, and PCMS. The term “we” and “our” refers to Public Company Management Corporation, and its subsidiaries unless otherwise stated.

Description of Business

We are primarily engaged in education and consulting services to assist small, privately held, businesses create long-term value for their shareholders and partners by obtaining and maintaining access to the public capital markets. We provide educational materials that help private companies determine whether they should become public and the appropriate methods available to them; provide consulting services and advice relating to the registration of securities for self distributions, and provide consulting services and advice relating to compliance with the federal securities laws and corporate governance. In addition, we created the PCMC Bulletin Board 30 Index ™, a comprehensive tracking index of Over-The-Counter Bulletin Board (“OTCBB”) stocks to increase awareness of the OTCBB as a public equity market and micro-cap issuers.

Our clients consist primarily of growing, small-to-middle market private companies that:

○	Have a business plan showing a potential for profitable operation and above normal growth within three to five years;
○	Operate in either established markets, high growth potential niche markets and/or market segments that are differentiated, driven by pricing power or mass scale standardized product/service delivery.
○	Support favorable financial expectations regarding return on investment; and
○	Have an experienced management team that owns a significant portion of current equity.

We provide our services through three subsidiary companies:

PubCo White Papers, Inc. (“PWP”) prepares and publishes white papers addressing critical financial, industry and regulatory issues and questions of interest to private companies considering the pros and cons of seeking public equity. The white papers published by PWP address a wide range of topics including the OTCBB and Pink Sheet markets, regulatory compliance requirements, strategic planning, liquidity, and financing matters. PWP created the website, PubcoWhitePapers.com, to provide an easily assessable destination for the owners of private companies to obtain the information they need to decide whether to go public, maintain compliance with corporate and securities laws, and access the funding that they need to reach their goals.

GoPublicToday.com, Inc. (“GPT”) provides significant consulting services, advice and management assistance in connection with the registration of securities for self-distribution and admission of securities to trading on the OTCBB or other securities markets. Services provided by GPT include:

○	advice regarding debt and equity structure of the client;
○	business plan preparation;
○	consulting services and advice relating to private placement of securities under state and federal securities laws;
○	SIC Code peer group development;
○	liaison with independent public accountants to conduct audits;
○	liaison with counsel regarding corporate and securities matters;
○	consulting services and advice relating to filing registration statements with the SEC and state blue sky filings for self-distributions;
○	identification of brokerage firms to serve as market makers;
○	consulting services and advice regarding NASD requirements for OTCBB listing; and
○	EDGAR submissions with the SEC.

Public Company Management Services, Inc. (“PCMS”) provides consulting services and advice relating to compliance with federal and state securities and corporate governance regulations to companies trading on the OTCBB and Pink Sheet markets, private companies and other market participants. PCMS’s services are designed with small companies in mind and geared towards assisting its clients to comply with all appropriate rules and regulations pertaining to public companies, such as

○	Section 13 or 15 of the Securities Exchange Act of 1934;
○	Preparation for compliance with the Sarbanes-Oxley requirements;
○	Preparation for compliance with Corporate Governance Assessment;
○	Identification of Regulatory Risks (PATRIOT, HIPAA, SAS 70, GLB);
○	Human Resource Compliance; and
○	Federal and State Securities Regulations

We market our services primarily through direct mail and e-mail to potential clients, internet advertisement, through the PWP website, and various educational communications designed to promote the availability of public equity markets to companies with very small capitalization. We created the PCMC Bulletin Board 30 Index™ (the “OTC Index”) in July 2005 to promote greater awareness and familiarity with the Over-The-Counter Bulletin Board market (“OTCBB”), the primary market for small issuers, and to increase our exposure as a provider of services to the micro-cap market. We anticipate that the OTC Index will serve to educate greater numbers of investors about the validity of OTCBB stocks and to broadcast the value of the OTCBB as a springboard for small companies to launch into the mainstream exchanges. The PCMC Bulleting Board 30 Index™ consists of 30 stocks that are selected based on: (1) three month average trade volume; (2) market capitalization; (3) historical stock price; (4) shares outstanding; (5) estimated float; (6) sales; (7) operating history; and (8) industry/sector diversity. The PCMC Bulletin Board 30 Index™ is the only measurement of performance of stocks traded exclusively in the OTCBB.

We receive payment for our services in the form of cash and restricted securities issued by our clients. Each contract requires the payment of approximately $70,000 in cash and approximately 500,000 shares of restricted securities. We recognize earnings over the life of each contract as certain milestones are accomplished, based primarily on the amount of time and expense it is estimated to complete such milestones. These milestones include the completion of documents for an initial private placement, the filing of a registration statement for a self-distribution, the effective registration of securities by the SEC, and the admission of the client’s securities to trading on the OTCBB.

Once a client has registered securities with the United States Securities and Exchange Commission and has commenced trading on the OTCBB, they are required to pay a continuing consultation fee of approximately $48,000 in cash, payable $4,000 per month, and approximately 750,000 additional shares of restricted securities. All shares of stock are issuable upon commencement of the compliance contract and cash payments are due each month during the term of the agreement. We intend to hold all restricted securities issued by our clients until such time as they can be sold or distributed by us pursuant to an effective registration statement or an exemption from registration.

Competitive Conditions

We compete with a large number of consulting firms, investment banks, merchant banks, financial advisors, and other companies that offer similar services. Many of our competitors have greater financial and management resources and some have greater market recognition than we do. We compete by targeting an underserved market and providing superior service to our clients through the experience and knowledge of our management personnel, the quality of our analysis and decision-making processes, and our flexible fee structures. We believe that we occupy a unique niche relating to privately held companies seeking access to the public equity markets that is substantially underserved.

Risk Factors

Our business is subject to a number of risks that could adversely affect our results of operations or financial condition. Set forth below is a summary of certain risks we have identified. Our stockholders should carefully consider these risks and their effect on our business.

A significant portion of our revenue and earnings consists of securities that are not freely transferable. Our business operations consist primarily of providing consulting services and advice to small private companies that seek to have access to the public equity market through the OTCBB or Pink Sheets and we receive a significant portion of our compensation in unregistered securities issued by these companies. There is no assurance that a market will develop for these securities or, if one does develop, that it would be characterized by liquidity and stability. In addition, such securities are “restricted securities” as that term is defined in Rule 144 under the Securities Act of 1933 and are not freely transferable without registration or an exemption from registration. We may be unable to sell or distribute such securities at the times we would like if at all.

A significant portion of our assets consists of stock issued by small, unproven issuers. Our clients are primarily small companies and are subject to all of the risks of small businesses. They frequently depend on the management talents and efforts of one person or a small group of persons for their success, and the death, disability or resignation of one or more of these persons could have a material adverse impact on such companies. In addition, small businesses often have narrower product lines and smaller market shares than their competition. Such companies may also experience substantial variations in operating results. These companies may be more vulnerable to customer preferences, market conditions or economic downturns. We rely on the diligence of our management team to obtain information in connection with our engagement decisions but cannot eliminate the risk that our clients may be unable to pay our fees or that the securities we receive may have no value when they are freely transferable.

Registration of securities is subject to delays and other factors that are beyond our control. Our services relate primarily to advice and consulting relating to the registration of securities for self-distribution by our clients and admission of our client’s securities to trading on a public market and our revenue is contingent upon these events. Registration of securities is subject to review and approval by the United States Securities and Exchange Commission and admission to trading on the OTCBB is subject to review and approval by the National Association of Securities Dealers. Such review and approval may result in delays that could adversely affect the recognition of revenue relating our consulting agreements.

Valuation of privately held securities is subject to uncertainty. The securities we receive are valued using a fair value determination made in good faith in accordance with our established guidelines. Initially, the fair value of each such security is based contemporaneous third party private sales of the security. Due to the uncertainty inherent in valuing securities that are not publicly traded, our determinations of fair value may differ significantly from the values that would exist if a ready market for these securities existed.

We depend on the personal efforts of our Chief Executive Officer. Our success depends upon the personal efforts of Mr. Stephen Brock, our Chief Executive Officer, President, Secretary, Treasurer, and sole Director of the Company. If we lose the services of Mr. Brock, such lost could have a material adverse effect on our business and the results of operations and/or financial condition. In addition, the absence of Mr. Brock will force us to seek a replacement who may have less experience or who may not understand our business as well as Mr. Brock, or we may not be able to find a suitable replacement.

We may be required to register as an Investment Company under the Investment Company Act of 1940. We believe that we are primarily engaged in the business of providing consulting services and that the ownership of securities is an incidental result of our business operations. However, as a result of our fee structures, a substantial part of our assets may be deemed to consist of, or a substantial part of our income may be deemed to arise from, investment securities. If the United States Securities and Exchange Commission (“SEC”) determines that we meet the definition of an investment company, we may be required to register under the Investment Company Act 1940 (the “1940 Act”) and would become subject to substantial restrictions on the issuance of more than one class of debt or equity, the issuance of options and warrants, transactions between us and our directors or controlling stockholders and other limitations on the way we would be able to conduct our business. There can be no assurance that the SEC will not require us to register under the 1940 Act, or, if required to do so, that we will be able to complete such registration process in a timely manner, if at all, or at a reasonable cost.

Our Sole Officer and Sole Director and majority stockholder can exercise control over us. Mr. Stephen Brock is our President, Chief Executive Officer, Treasurer, Secretary and sole director and owns more than 72 % of our outstanding stock. We do not have an independent member of our board of directors elected by the stockholders. Mr. Brock’s interests may conflict with or be adverse to the interests of our other stockholders. However, since Mr. Brock owns more than a majority of all issued and outstanding shares of our stock, the other stockholders will not be able to remove or replace Mr. Brock, elect directors or officers, or cause us to engage in any transactions without his consent even if they believe that it is in our best interests to do so.

We have obtained a copy of an order of private investigation by the SEC in the matter of M & A Capital Advisers, LLC..

On August 4, 2006, the Securities and Exchange Commission issued an order of private investigation in the matter of M & A Capital Advisers, LLC. Stephen Brock, our Chief Executive Officer is the sole owner of M & A Capital Advisers, LLC. We are cooperating with the Commission's investigation.

Employees

As of September 30, 2005, we had one full time and no part time employees. Our one full time employee, Stephen Brock, serves as our Chief Executive Officer and Chief Financial Officer. We utilize independent contractors to perform all operational, technical and administrative functions. We believe that our relationship with our independent contractors is good and that other independent contractors are available at reasonable costs to provide these services if necessary.

Item 2. Description of Property

Our executive office is located at 5770 El Camino Road, Las Vegas, Nevada 89118, consisting of 1,500 square feet in the home of our President and Chief Executive Officer. We do not have a lease and we do not pay any rent for the use of these facilities. We believe that we will continue to occupy this space rent free as long as Mr. Brock is our President and Chief Executive Officer.

Item 3. Legal Proceedings

We are a party to various litigation that is normally incident to our business and which, individually and in the aggregate, do not involve claims against us for damages, exclusive of interest and costs, in excess of 10% of the current assets of the Company.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of our fiscal year ended September 30, 2005.

PART II.

Item 5. Market For Common Equity, Related Stockholder Matters and Sales of Unregistered Securities.

Our Common Stock, $.001 par value per share, became listed on the Over-The-Counter Bulletin Board (“OTCBB”) on September 29, 2004 under the symbol “PUBC”. The following table sets forth the high and low bid prices for our common stock from October 1, 2004 through September 30, 2005 as reported by the National Association of Securities Dealers, Inc. Price quotations on the OTCBB reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not necessarily represent actual transactions.

FISCAL 2005	High	Low

First Quarter	$1.01	$0.05
Second Quarter	$1.35	$0.33
Third Quarter	$1.95	$0.90
Fourth Quarter	$1.95	$0.94

As of September 30, 2005, there were 62 holders of record of our Common Stock, $.001 par value per share. We have not paid any cash dividends on our Common Stock, $.001 par value per share, since our inception and do not anticipate paying dividends in the future.

We have a number of equity compensation plans relating to our contractors that provide for the payment of shares of our common stock based on future services to be provided by such contractors. Such plans do not provide for a specific number of shares to be issued in the future because the number of shares will depend, in each case, upon whether such contractors are engaged to perform services in the future. None of such plans have been approved by our security holders. The following table contains information relating to other compensation plans.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	-0-	n/a	-0-
Equity compensation plans not approved by security holders	-0-	n/a	-0-
Total	-0-	n/a	-0-

Securities were issued to independent contractors and employees for services rendered during the most recent fiscal year. These securities were issued without registration in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933 Securities Act because of the limited number of persons involved in each transaction, our previous relationship with the recipient, the access of such persons to information about us that would have been available in a public offering, and the absence of any public solicitation or advertising.

Fiscal Year 2005	Number of Shares

December 2004	1,155,376
March 2005	60,000
June 2005 and September 2005	948,336

Item 6. Management’s Discussion and Analysis or Plan of Operation.

The following discussion may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which can be identified by the use of forward-looking terminology such as, “may,” “believe,” “expect,” “intend,” “anticipate”, “estimate,” or “continue” or the negative thereof or other variations thereon or comparable terminology. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Our operations involve a number of risks and uncertainties, including those described in the Description of the Business of this Annual Report on Form 10-KSB and other documents filed with the Securities and Exchange Commission. Therefore, these types of statements may prove to be incorrect.

The following discussion of the consolidated financial condition and results of operations of Public Company Management Corporation for the nine months ended September 30, 2004 and fiscal year ended September 30, 2005. Revenues and expenses for the period ended September 30, 2004 relate to a year consisting of nine months and are not necessarily comparable to same information for the year ended September 30, 2005. It should be read in conjunction with the Consolidated Financial Statements, the Notes thereto and other financial information included elsewhere in this Annual Report on Form 10-KSB.

Overview

Public Company Management Corporation is primarily engaged in education and consulting and compliance services to assist small, privately held, businesses create long-term value for their shareholders and partners by obtaining and maintaining access to the public capital markets. We provide educational materials that help private companies determine whether they should become public and the appropriate methods available to them, consulting services and advice as these private companies go through the process of becoming fully reporting, publicly traded companies, and compliance services aimed at maintaining their public status. In addition, we created the PCMC Bulletin Board 30 Index™, a comprehensive tracking index of OTCBB stocks to increase awareness of the OTCBB as a public equity market and micro-cap issuers.

Our clients consist primarily of growing, small-to-middle market private companies that:

•	Have a business plan showing a potential for profitable operation and above normal growth within three to five years;
•	Operate in either established markets, high growth potential niche markets and/or market segments that are differentiated, driven by pricing power or mass scale standardized product/service delivery;
•	Support favorable financial expectations regarding return on investment; and
•	Have an experienced management team that owns a significant portion of their current equity.

How We Generate Revenue

During Fiscal 2005, we derived revenue from the following activities:

Educational White Papers, Open Lines and Consultations. We have a database of over 140 educational white papers that serve growth-stage business owners and financial executives. We sell these white papers at retail prices ranging from $9.95 to $194.95 per paper. We also conduct open lines communications and consultations with potential clients regarding their prospects of becoming public companies. We expect that a certain number of these sales, open lines and consultations will translate into clients seeking to become fully reporting, publicly traded companies, and that we can enter into contracts with them to provide our management consulting and compliance services.

Management Consulting Services. We currently generate most of our revenue from management consulting services that we provide to our clients in their process to become fully reporting, publicly traded companies. Our billing rate for these services would ordinarily be $350 per hour; however, we offer these services for a flat-fee consisting of cash and restricted shares of the client’s common stock. We value the restricted shares at the price per share of contemporaneous sales of common stock by our clients to unrelated third parties. When there is no public trading market and there have been no recent private sales of the common stock, we record the value as deferred revenues. Effective with the second quarter ended March 31, 2005, we adopted a revenue recognition policy in which we recognize a portion of the revenue related to our consulting contracts at the completion of each of the following four milestones:

(i)	initial due diligence of client’s business and operations and private round of initial financing (20%);
(ii)	clients’ preparation of a second round of financing in the form of a private placement memorandum or registration statement for filing with the SEC (20%);
(iii)	effectiveness of clients’ registration statement (25%); and
(iv)	clients’ qualification for quotation on the OTCBB or listing on a securities market or exchange (35%).

As soon as practicable after we accept a client, we receive shares of common stock. As soon as practicable after that the client sells shares to third parties unrelated to us; thus, our first milestone is met and we use that price per share to value our shares and recognize 20% of that value as revenue along with 20% of the cash portion of the contract.

Compliance Services. We plan to generate revenue from compliance services under twelve-month contracts once our clients are required to file with the SEC periodic and other reports under Section 13 or Section 15(d) of the Exchange Act. These services will also include corporate governance matters under Sarbanes-Oxley. Our billing rate for these services would ordinarily be $350 per hour; however, we have contracted for these services for a flat-fee consisting of cash and restricted shares of the client’s common stock. We did not generate revenue from compliance services during the period covered by this report.

Trends Affecting Our Revenue

We continue to aggressively market our services to small and emerging businesses. We have signed contracts with several clients, of which 20 were signed in Fiscal 2005 to provide management consulting services; however, we have progressively been reducing the amount of advertising dollars that we spend to promote white papers, open lines and consultations to focus more of our attention on existing clients. As a result, we expect to sign fewer new clients during our fiscal year ending in September 2006, but we expect existing clients to move further through the process of becoming fully reporting public companies. We believe that focusing on existing rather than new clients will have a positive effect on our revenue and results of operations and allow us to improve our own business model and processes. We plan to increase our activities directed at client acquisition soon after our fiscal year ending in September 2006.

We have experienced delays in recognizing revenue from our contracts for management consulting services. Whether or not we meet the milestones for recognizing such revenue is dependent on the time it takes for our clients to make it through the process of becoming fully reporting, publicly traded companies. Our clients face obstacles in undertaking this process. The primary obstacles which they face relate to their ability to provide suitable non-financial statement information and financial statement information. In addition, some of our clients have experienced delays in reorganizing or restructuring their organizations to suit that of a public company and others have run out of financial resources due to unexpected events including the delays themselves. For example, at least one of our clients experienced delays and a run up of costs in reorganizing and providing suitable financial statement information for purposes of a private placement of their common stock, which the client never commenced, and, as a result, the client’s financial statements became unusable for their intended purpose and the client may not have the financial resources to continue the process. As of the end of the fiscal year covered by this report, most of our consulting contracts had not made it past the first milestone and none of our clients had made it past the second milestone. We expect that our clients will continue to face obstacles including those discussed above and we will continue to experience delays in recognizing revenue.

During our partial year ended September 30, 2004, we generated transactional-based revenue that was less sensitive to the obstacles that our current clients face. We did not generate transactional-based revenue during the fiscal year ended September 30, 2005.

Results of Operations For The Partial Year Ended September 30, 2004 Compared to the Year Ended September 30, 2005 (“Fiscal 2005”).

Our revenue decreased $667,384 to $1,422,535 for Fiscal 2005 from $ 2,089,919 for the nine months ended September 30, 2004. We currently generate most of our revenue from management consulting services. Whether or not we meet the milestones for recognizing such revenue is dependent on the time it takes for our clients to make it through the process of becoming fully reporting, publicly traded companies. Our clients face obstacles in undertaking this process. During the partial year ended September 30, 2004, we generated transactional-based revenue that was less sensitive to the obstacles that our current clients face. The decrease in revenue for Fiscal 2005 as compared to the nine months ended September 30, 2004 is attributable to these factors.

Selling, general and administrative expenses increased $3,079,356 to $3,769,258 for Fiscal 2005 from $689,902 for the nine months ended September 2004. We incurred a $424,780 increase in legal fees and expenses, a $277,817 increase in accounting fees and expenses, non-recurring expenses of $8,056 relating our annual meeting of stockholders, a $912,736 increase in marketing and advertising, and a $1,521,187 increase in compensation and expenses related to operations and administrative activities. A major portion of the increase in selling, general and administrative expenses reflects compensation expense of $1,698,526 resulting from the issuance of shares of stock to our employees, independent contractors and consultants and a 850,000 share bonus to our sole officer and sole director.

Bad debt expense increased $108,500 in Fiscal 2005 as a result of management determining that certain cash and stock receivables may be uncollectible.

Depreciation and amortization expenses increased $18,258 to $51,624 for Fiscal 2005 from $33,366 for the nine months ended September 30, 2004, primarily as a result of differences resulting from only having nine months of depreciation in Fiscal 2004 and on equipment placed into service during Fiscal 2005.

Other Income decreased $ 958,472 to a loss of $435,644 for Fiscal 2005 from an income of $522,828 for the nine months ended September 2004. Other income and expenses during Fiscal 2005 primarily consisted of $198,017 in realized gains on the sale of investment in real estate and $26,028 in realized gain on sale of trading securities, which were offset by $654,123 in unrealized loss on trading securities.

The change in revenue recognition, losses in other income and from operation resulted in a decrease in Net Income of $3,551,116 to a net loss of $2,302,064 for Fiscal 2005 from net income of $1,249,052 for the nine months ended September 30, 2004.

Liquidity and Capital Resources

During Fiscal 2005, we consumed net cash in the amount of $113,448; consisting of $452,787 used in operations and $95,978 used in financing activities, which was offset in part by $435,317 cash provided by investing activities.

Net cash used in operating activities was $452,787 for Fiscal 2005, consisting of net loss of $2,302,064, adjustments for gain on sale of investments of $198,017 and deferred income tax of $640,427, and increases in marketable and non-marketable securities of $509,815 and accounts and stock receivable of $127,625, which were offset by adjustments for depreciation and amortization of $51,624, bad debt expense of $108,500 and stock and assets issued for services of $1,705,827, decreases in notes receivable of $25,000 and other assets of $36,579, and increases in accounts payable of $145,764 and deferred revenue of $1,251,867. During Fiscal 2005, we conducted a special campaign to advertise our services which accounted for most of our cash expenditures. We signed several new clients from the campaign, and, as a result our marketable and non-marketable securities and deferred revenue increased.

Net cash provided by investing activities was $423,787 for Fiscal 2005, consisting of proceeds from sale of real estate of $443,017, which was offset by purchase of furniture and equipment of $7,700 and purchase of marketable securities of $11,530. During Fiscal 2005, we sold a parcel of real estate which had been provided to us by Stephen Brock, our President and Chief Executive Officer. We may have cash provided by investing activities in this manner in the future.

Net cash used by financing activities was $95,978 for Fiscal 2005, consisting of payments on installment notes payable of $178,567 and net payments on bank line of credit of $8,309, which were offset by proceeds from notes payable of $84,200. The note payable represents funds that we borrowed from an individual with whom Mr. Brock has a business relationship and an entity controlled by such individual.

As of September 30, 2005, we had negative net working capital of $1,039,893; consisting of $759,294 in cash and marketable securities, $74,902 in accounts and notes receivable (net of allowance for uncollectibility) and $1,874,089 in current liabilities.

The underlying driver which impacts our working capital is having clients that have made it through the process of becoming fully reporting, publicly traded companies. Until this time, there is no market for the shares of our clients’ common stock which we receive in lieu of cash payments for our services. Our billing rate for these services is $350 per hour; however, we offer these services for a flat-fee consisting of 19% to 22% cash which we use for our out-of-pocket expenses and to assist us with our overhead and the remainder in restricted shares of the clients’ common stock. Until such time as our clients’ common stock becomes publicly traded, we classify our shares as non-marketable securities, a long-term asset; however, we classify deferred revenue associated with our contracts as a current liability. As our clients become fully reporting, publicly traded companies, non-marketable securities, which was $1,623,552 as of September 30, 2005, would become marketable securities and deferred revenues, which was $1,480,200 as of September 30, 2005, would decrease. Both of these results would have a significant positive impact on our working capital. Accounts payable and accrued expenses increased $145,764 during Fiscal 2005, which had an adverse effect on our working capital; however, we believe that we could decrease the relative amount of accounts payable as our clients’ common stock becomes publicly traded and we are able to sell shares that we own for cash and use that cash to pay expenses.

Having clients that have made it through the process of becoming fully reporting, publicly traded, companies also drives our ability to generate cash flows from operations. However, even if markets do develop for the shares of common stock which we hold, those markets will most likely be illiquid and highly volatile. We would continue to face difficulty in generating positive cash flows from operations from sales of the marketable securities.

As discussed above under the heading “Trends Affecting Our Revenue,” our clients face obstacles in undertaking the process of becoming fully reporting, publicly traded companies. As of the end of Fiscal 2005, most of our consulting contracts had not made it past the first milestone and none of our clients had made it past the second milestone. This has had a material adverse effect on our working capital position and potential cash flows from operations.

We believe that we can meet our cash requirements during the next twelve (12) months from a combination of sales of marketable securities, payments from clients and our ability to raise additional debt or equity capital. As of September 30, 2005, we had lines of credit totaling $85,000, of which $80,476 was borrowed. In the past, from time-to-time, Mr. Brock has provided personal capital funding to the company and has expressed his intent to continue to support operations with additional funds in the event other outside funding sources, cash from operations or sales of marketable securities do not provided sufficient funds during the next twelve (12) months. We do not have any firm commitments or other identified sources of additional capital from third parties or from our officers including Mr. Brock or from shareholders.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principals generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of any contingent assets and liabilities. On an on-going basis, we evaluate our estimates. We base our estimates on various assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements:

Revenue Recognition. Revenue is recognized when the earning process is complete and the risks and rewards of ownership have transferred to the customer, which is generally considered to have occurred upon performance and acceptance of the services provided. The services provided sometimes take several months. Effective with the second quarter ended March 31, 2005, we adopted a revenue recognition policy based on the estimated number of hours involved in providing consulting services relating to: (i) initial due diligence of client’s business and operations and private round of initial financing (20%), (ii) client’s preparation of a second round of financing in the form of a private placement memorandum or a registration statement for filing with the SEC (20%), (iii) effectiveness of client’s registration statement (25%) and (iv) client’s qualification for quotation on the OTCBB or listing on a securities market or exchange (35%). Revenues are not recognized for the value of securities received as payment for services when there is no public trading market and there have been no recent private sales of the security.

We determined the percentages based on an updated study of the time, in terms of the relative amount of man hours of management consulting services, and other expenditures required by us for each of the four milestones. We spend approximately 1,100 hours per client for management consulting services. We have experienced delays between the first and second milestone and the second and third milestone and the total amount of man hours and other expenditures could increase and our costs could exceed the revenue recognized for a period. If we find that the relative amount of man hours and other expenditures required by us has changed for one or more of the milestones, it could warrant changing the percentages. For example, if we are spending more man hours for the second or third milestone and we increase the percentages for those milestones or we identify additional milestones, it would change the amount of revenue that we recognize during the various stages of our management consulting services contracts.

Valuation of marketable securities. Marketable securities are classified as trading securities, which are carried at their fair value based upon quoted market prices of those securities at each period-end. Accordingly, net realized and unrealized gains and losses on trading securities are included in net income. The marketable securities that we hold are traded on the OTCBB. The market price for these securities is subject to wide fluctuations from period to period which may cause fluctuations in our net income.

Valuation of non-marketable securities. Non-marketable securities are not publicly traded and therefore do not have a readily determinable fair value. Management estimates the value of non-marketable securities based on contemporaneous third party private sales. Non-marketable securities are reflected on our balance sheet at historical costs. As of September 30, 2005, we had non-marketable securities valued at $1,623,552 as a result of third party private sales by our clients of their common stock at per share prices ranging from $0.10 to $1.00. As our clients become fully reporting, publicly traded companies, non-marketable securities would become marketable securities which are carried at their fair value based upon quoted market prices of those securities at each period-end. Due to the uncertainty inherent in valuing securities that are not publicly traded, our determinations of fair value of non-marketable securities may differ significantly from the values that would exist if a ready market for these securities existed; therefore, the value of securities we hold as non-marketable securities could be significantly different than their value as marketable securities.

Item 7. Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Public Company Management Corporation
Las Vegas, Nevada

We have audited the accompanying consolidated balance sheet of Public Company Management Corporation (PCMC) as of September 30, 2005, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year ended September 30, 2005 and the nine months ended September 30, 2004. These financial statements are the responsibility of PCMC’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform each audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in Note 1 to the consolidated financial statements, PCMC restated the Consolidated Statements of Cash Flows for the years ended September 30, 2005 and 2004 to classify Proceeds from Sale of Marketable Securities from Net Cash Provided by Investing Activities to Net Cash Used in Operating Activities.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PCMC as of September 30, 2005 and the results of its operations and its cash flows for the year ended September 30, 2005 and the nine months ended September 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

December 28, 2005 (except for Note 1 which is as of August 21, 2006)

PUBLIC COMPANY MANAGEMENT CORPORATION
CONSOLIDATED BALANCE SHEET
September 30, 2005

ASSETS

Current Assets
Cash	$40,061
Accounts receivable, net of $45,000 allowance for doubtful accounts	11,981
Notes receivable	56,500
Marketable securities	719,233
Other assets	6,421
Total Current Assets	834,196

Stock receivable, net of $45,000 allowance for doubtful accounts	394,975
Non-marketable securities	1,623,552
Furniture and equipment, net of accumulated depreciation of $29,769	69,797
Website, net of accumulated amortization of $58,946	37,187

TOTAL ASSETS	$2,959,707

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued expenses	$213,198
Current portion of installment notes payable	16,015
Bank lines of credit	80,476
Notes payable	84,200
Deferred revenues	1,480,200
Total Current Liabilities	1,874,089

Long-term portions of installment note payable	32,029

TOTAL LIABILITIES	1,906,118

Stockholders’ Equity
Common stock, $.001 par value, 50,000,000 shares authorized, 22,553,171 shares issued and outstanding	22,553
Paid in capital	1,954,003
Accumulated deficit	(922,967)

TOTAL STOCKHOLDERS’ EQUITY	1,053,589

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,959,707

The accompanying notes are an integral part of these consolidated financial statements.

PUBLIC COMPANY MANAGEMENT CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Year Ended September 30, 2005 and
the Nine-Month Period Ended September 30, 2004

	2005	2004
		(Restated)

Revenue	$1,422,535	$2,089,919

General and administrative	3,769,258	689,902
Bad debt expense	108,500	-
Depreciation and amortization	51,624	33,366

Total operating expenses	3,929,382	723,268

Net (loss) income from operations	(2,506,847)	1,366,651

Other income and (expense)
Interest expense	(19,983)	(13,819)
Interest income	14,417	13,401
Realized gain on sale of real estate and other assets	198,017	929
Realized gain on sale of marketable securities	26,028	146,588
Unrealized gain (loss) on marketable securities	(654,123)	375,729

Total other income (expense)	(435,644)	522,828

(Loss) income before income taxes	(2,942,491,355)	1,889,479

Deferred income tax (benefit)	(640,427)	640,427

NET (LOSS) INCOME	$(2,302,064)	$1,249,052

Weighted average shares outstanding	21,516,399	15,731,274

Basic and diluted loss per share	$(.11)	$.08

The accompanying notes are an integral part of these consolidated financial statements.

PUBLIC COMPANY MANAGEMENT CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
For the Year Ended September 30, 2005 and
the Nine-Month Period Ended September 30, 2004

	2005	2004
	(Restated)	(Restated)

Cash Flows Used in Operating Activities
Net (loss) income	$(2,302,064)	$1,249,052
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	51,624	33,366
Bad debt expense	108,500	-
Gain on sale of investments	(198,017)	(929)
Stock and assets issued for services	1,705,827	-
Deferred income tax	(640,427)	640,427
Changes in:
Marketable and non marketable securities	(509,815)	(1,134,162)
Accounts and stock receivable	(127,625)	(450,000)
Notes receivable	25,000	(219,330)
Other assets	36,579	(13,000)
Accounts payable and accrued expenses	145,764	57,924
Deferred revenue	1,251,867	(99,167)

Net Cash Provided by (Used in) Operating Activities	(452,787)	64,181

Cash Flows Provided by Investing Activities
Proceeds from sale of real estate	443,017	-
Purchase of furniture and equipment	(7,700)	(55,658)
Payments for construction of website	-	(55,439)
Purchase of investment property	-	(38,450)

Net Cash Provided by (used in) Investing Activities	435,317	(149,547)

Cash Flows (Used) by Financing Activities
Net proceeds from (payments on) bank line of credit	(8,309)	7,488
Proceeds from notes payable	84,200	43,997
Payments on installment notes payable	(178,567)	(15,824)
Capital contributions	-	196,487
Sale of common stock	6,698	-

Net Cash (Used) Provided by Financing Activities	(95,978)	232,148

Net increase (decrease) in cash	(113,448)	146,782

Cash at beginning of period	153,509	6,727

Cash at end of period	$40,061	$153,509

Cash paid during the year for:
Interest	$14,417	$13,819
Income taxes	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

PUBLIC COMPANY MANAGEMENT CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	COMMON STOCK
	COMMON SHARES	STOCK AMOUNT	PAID IN CAPITAL	RETAINED EARNINGS (ACCUMULATED DEFICIT)	TOTAL STOCKHOLDERS’ EQUITY

Balance at January 1, 2004	15,731,274	$15,731	$59,049	$130,045	$204,825

Owner capital contribution			196,487		196,487

Net Income				1,249,052	1,249,052

Balance at September 30, 2004	15,731,274	15,731	255,536	1,379,097	1,650,364

Reverse merger	4,593,350	4,593	(4,593)
Stock Sold for Cash	64,835	65	6,633		6,698
Stock Issued for Services	2,163,712	2,164	1,696,427		1,698,591

Net Loss				(2,302,064)	(2,302,064)

Balance at September 30, 2005	22,553,171	$22,553	$1,954,003	$(922,967)	$1,053,589

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Public Company Management Corporation (“PCMC”), a Nevada corporation, was formed on October 26, 2000. On October 1, 2004, MyOffiz, Inc. (“MyOffiz”) entered into an exchange Agreement (the “Agreement”) with the certain controlling shareholders of GoPublicToday.com, (“GPT”), Pubco White Papers, Inc., (“PWP”), Nevada Fund, (“NF”), and Public Company Management Services, Inc. (“PCMS”). Pursuant to the Agreement, MyOffiz acquired approximately 92.1% of the outstanding shares of GPT, all of the outstanding shares of PWP, approximately 98.0% of the outstanding shares of NF, and all of the outstanding shares of PCMS in exchange for an aggregate of 15,326,650 newly issued treasury shares of MyOffiz’s common stock. The acquisition was accounted for as a reverse merger. Subsequent to the Agreement, MyOffiz obtained 100% of GPT and PWP, changed its fiscal year end from June 30, to September 30, and changed its name to Public Company Management Corporation.

Principles of consolidation. All of these entities have been wholly or mostly owned by Stephen Brock or entities under his majority control since their inception. All of these entities were purchased by an inactive publicly-traded entity called MyOffiz, Inc. on October 1, 2004. For purposes of this financial statement, all of these entities are presented on a consolidated basis. All intercompany transactions have been eliminated.

These entities were formed to provide consulting and advisory services to small businesses seeking to create long-term value by participating in public capital markets. Pubco WhitePapers hosts a comprehensive body of knowledge on private and public equity markets. GoPublicToday.com provides consulting services and advice to companies seeking to go public. Public Company Management Services provides consulting services and advice to new and existing public companies in connection with reporting and corporate governance matters.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as certain financial statement disclosures. While management believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from these estimates.

Cash Equivalents. Highly liquid investments with original maturities of three months or less are considered cash equivalents.

Marketable Securities. Marketable securities are comprised of equity securities and are classified as trading securities, which are carried at their fair value based upon quoted market prices of those investments at each period-end. Accordingly, net realized and unrealized gains and losses on trading securities are included in net income.

Non-Marketable Securities. Non-marketable securities are comprised of equity securities that do not have a readily determinable fair value (i.e. not traded on a quoted exchange). Non-marketable securities are accounted for under the cost method. Management values the non-marketable securities received in exchange for services provided using prices from third party private sales of these securities. Management assesses non-marketable securities for impairment at each period-end based on, but not limited to, subsequent third party private sales and liquidity of the underlying company.

Revenue Recognition. PCMC is primarily engaged in education and consulting services to assist small, privately held, businesses create long-term value for their shareholders and partners by obtaining and maintaining access to the public capital markets. PCMC generates revenues primarily from two sources: (a) consulting services related to assisting small, privately held companies with the registration of securities and admission of securities to trading on the OTCBB or other securities market, and (b) compliance services for clients trading on OTCBB or other securities market.

Consulting Revenues. PCMC enters into consulting contracts with each of its clients and collects a combination of cash and common stock for its services. The value of the common stock generally represent in excess of 75% of the total value of the contract. The common stock portion of the contract is generally due when the client executes an initial private placement and the cash portion is due in installments upon the achievement of milestones.

PCMC recognizes consulting revenues over the period of service as certain milestones are achieved. Effective with the second quarter ended March 31, 2005, Public Company Management Corporation elected to modify its policy for revenue recognition for its initial consulting contracts. The original policy, which applied through the quarter ended December 31, 2004, recognized 20% after the performance of services related to consulting services and advice relating to private placements of equity (phase I), 40% relating to consulting services and advice relating to filing registration statements with the SEC, and 40% relating to consulting services and advice relating to admission to trading or other market. The new policy, effective for the quarter ended March 31, 2005, split out phase I between consulting services and advice relating to an initial round of private financing and the preparation (but not including the SEC clearance) of a registration statement with an estimated 20% of the total effort spent on each, since each of these new four phases is clearly distinct from the others, the clients receive clear and separable benefits from each phase, and any of the phases could be separately done by other consultants if necessary. Phase II is reduced to include only the consulting services and advice relating to filing and clearance of a registration statement. The estimated total hours required to perform all functions remains the same, so the percentage of revenue to recognize each of Phases Ia, Ib, II and III is adjusted to 20%, 20%, 25% and 35%, based on estimated hours to perform each phase.

Cash and common stock received in advance of services are recorded as deferred revenues.

Revenues are not recognized for the value of securities received as payment for services when there is no public trading market and there have been no recent private sales of the security.

Compliance Revenues. Under the terms of the consulting contracts described above, clients are required to retain PCMC’s compliance services for a one-year period after going public. PCMC recognizes compliance revenues when services are performed.

Accounts Receivable. Accounts receivable are stated at the cash amount PCMC expects to collect. PCMC maintains allowances for doubtful accounts for estimated losses resulting from the inability of its clients to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: client credit-worthiness, past transaction history with the client, and changes in client payment terms. If the financial condition of PCMC’s clients were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management’s assessment, PCMC provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Stock Receivable. Stock receivable represents the value of client common shares owing to PCMC under the terms of its consulting contracts. PCMC maintains allowances for doubtful accounts for the value of shares it considers uncollectible.

Capitalized website costs. The website capitalized costs consist of amounts spent on design and creation of the graphics and website operation and are amortized on a straight-line basis over their estimated useful lives of three years. Amounts spent on early conceptualizing, maintenance or content are expensed as incurred. Amortization expense totaled $32,044 and $20,286 in fiscal 2005 and for the nine months ended September 30, 2004, respectively.

Long-lived Assets. Property and equipment are stated on the basis of historical cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. No impairment losses have been recorded since inception.

Income Taxes. U.S. and foreign income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, and are measured by applying enacted tax rates in effect in years in which the differences are expected to reverse.

Stock Options and Warrants. PCMC accounts for stock-based compensation to employees under the intrinsic value method. Under this method, PCMC recognizes no compensation expense for stock options granted when the number of underlying shares is known and exercise price of the option is greater than or equal to the fair market value of the stock on the date of grant. PCMC accounts for stock-based compensation to non-employees under the fair value method using the Black-Scholes option-pricing modeling method. There are no options or warrants outstanding as of September 30, 2005.

Recent Accounting Pronouncements. PCMC does not expect the adoption of recently issued accounting pronouncements to have a significant impact on its results of operations, financial position or cash flow.

Restatements. PCMC restated the Consolidated Statements of Cash Flows for the year ended September 30, 2005 and the nine-month period ended September 30, 2004 to classify Proceeds from Sale of Marketable Securities from Net Cash Provided by Investing Activities to Net Cash Used in Operating Activities. The effect of the restatement on Net Cash Provided by (Used in) Operating Activities and Net Cash Provided by (used in) Investing Activities is as follows.

	2005	2004
As originally reported:
Net Cash Used in Operating Activities	(814,439)	(151,669)
Net Cash Provided by Investing Activities	796,969	66,303

Restated:
Net Cash Provided by (Used in) Operating Activities	(452,787)	64,181
Net Cash Provided by (used in) Investing Activities	435,317	(149,547)

Prior to the restatement discussed above, PCMC had restated its financial statements for the nine-month period ended September 30, 2004, as discussed below.

On February 11, 2005, PCMC discovered certain errors resulting in an understatement of previously reported net income and overstatement of previously reported paid in capital as of September 30, 2004. PCMC's holdings of Urbanalien stock were incorrectly valued, using $.51 instead of the more accurate $.03 per share, or a $399,360 drop in total unrealized holding gains. PCMC's holdings of Winfield stock were overstated by 400,000 shares. This dropped their valuation by $140,000 at the $.35 market price. Acies paid PCMC $450,000 during fiscal 2004 for services which was incorrectly included as a capital contribution instead of revenues. PCMC's holdings of 212,222 shares of Nevwest Securities at $.09 per share were incorrectly not counted during the audit. Two real estate investments and two additional real estate purchase deposits totaling $275,000 original cost and $158,832 in mortgage debt were incorrectly not included in the financial statements as originally presented. Accounts receivable contained errors in the priced values of securities to be received for services under the revenue recognition policy that records revenues based on the extent of services performed each accounting period. Accounts receivable was not properly reduced by the deferred revenue portion on a by-client basis. Net income increased $3,933 as a result of the restatement. Basic and diluted net income per share did not change.

NOTE 2 - LIQUIDITY

As shown in the accompanying financial statements, PCMC incurred losses from operations and had negative cash flows from operations during fiscal 2005. Additionally, PCMC has experienced delays with some of its clients going public, which delays PCMC’s ability to realize value from its non-marketable equity securities.  Stephen Brock, CEO and majority shareholder, has committed to loan money to PCMC should PCMC not be able to otherwise fund its working capital requirements.

NOTE 3 - MARKETABLE SECURITIES

Marketable securities primarily include securities issued by current or former clients valued at market price.

The composition of marketable securities, classified as current assets, is as follows at September 30, 2005:

	Cost	Fair Value

Common stock	$977,160	$719,233

Investment income for the year ended September 30, 2005 and the nine months ended September 30, 2004, consists of the following:

	2005	2004

Gross realized gains from sales of trading securities	$113,827	$148,116

Gross realized losses from sales of trading securities	(87,999)	(1,528)

Net unrealized holding gains (losses)	(654,123)	375,729

Net investment income (loss)	$(628,095)	$522,317

NOTE 4 - NOTES RECEIVABLE

In accordance with the terms of a Settlement Agreement and Mutual Release of Claims, PCMC accepted a non-interest bearing note receivable from a client for amounts owing to PCMC. Under the terms of the settlement, PCMC converted receivables totaling $250,000 into 1,500,000 of client stock receivable valued at $150,000 and $100,000 in cash receivable, less estimated client legal fees of $18,500. During the year ended September 30, 2005, PCMC received 1,500,000 restricted shares of the client stock and $25,000 in cash. The remaining cash balance of the note receivable totaling $56,500 is due in January 2006. A loss on the settlement of $18,500 was recorded to bad debt expense.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at September 30, 2005:

	Estimated Useful Life	Cost	Accumulated Depreciation	Net Book Value

Vehicle	5 Years	61,938	(6,194)	55,744
Office furniture and fixtures	7 years	15,086	(7,122)	7,964
Office computers and equipment	3 years	22,542	(16,453)	6,089
TOTAL		$99,566	$(29,769)	$69,797

Depreciation expense totaled $19,580 and $13,080 for the year ended September 30, 2005 and the nine months ended September 30, 2004, respectively.

NOTE 6 - INVESTMENT IN REAL ESTATE PROPERTIES

During fiscal 2005, PCMC sold its investments in two real estate properties for a net sales price of $443,017. After paying off the mortgage, PCMC received net proceeds of $278,343 on the sales and recognized gains on the sales totaling $198,017.

NOTE 7 - BANK LINES OF CREDIT AND SHORT-TERM NOTES PAYABLE

PCMC has the following bank lines of credit and short-term notes:

	Line of Credit Amount	Outstanding as of September 30, 2005	Interest Rate	Due Date

Bank of America	$45,000	$40,775	8.25%	Demand
Wells Fargo Bank	$40,000	$39,701	14.50%	Demand
Aventura Holdings, Inc. (a)	N/A	$48,600	18.00%	12/08/05
Jukka Tolonen (individual) (a)	N/A	$35,600	18.00%	12/27/05

(a) See Note 13 for a description of the refinancing related to the Aventura Holdings, Inc. and Jukka Tolonen notes.

NOTE 8 - NOTE PAYABLE

PCMC purchased a new car in May 2005, financed by Infinity in 36 equal monthly installments of $1,510, including interest at 2.9%. As of September 30, 2005, principal and interest of $18,119 will be due in fiscal 2006, $18,119 in fiscal 2007, $5,130 in fiscal 2008.

NOTE 9 - INCOME TAXES

PCMC has deductible net operating losses of approximately $170,000 at September 30, 2005. These expire 20 years after incurred. Components of deferred tax assets and liabilities at September 30, 2005 are as follows:

Deferred tax asset	$58,000
Valuation allowance	(58,000)
Net deferred tax asset	$—

PCMC has recorded a full valuation allowance against its deferred tax asset since it believes it is more likely than not that such deferred tax asset will not be realized. The valuation allowance for deferred tax assets as of September 30, 2005 is approximately $58,000. The net change in the total valuation allowance for the year ended September 30, 2005 was an increase of $58,000.

NOTE 10 - COMMON STOCK

The majority shareholder of those entities received 15,326,650 shares and the minority shareholders received 404,624 shares in MyOffiz, Inc. on October 1, 2004. 4,593,350 shares of MyOffiz were outstanding prior to the combination.

In October 2004, 1,155,376 PUBC shares were issued for services rendered and valued at their fair value of $.18 per share. In December 2004, 64,835 shares were issued for cash to two investors for $6,763 in total, or an average of $.10 per share.

In February 2005, 60,000 shares were issued for services rendered and valued at their fair value of $.85 per share, or $51,000. During April 2005 through September 2005, 948,336 shares were issued for services and valued at their fair values ranging from $1.05 - $1.30 per share, or $1,439,623.

At September 30, 2005, PCMC accrued $50,547 in consulting services to non-employees payable in PCMC common stock, which is recorded as accounts payable in the consolidated balance sheet.

NOTE 11 - CONCENTRATIONS

In 2005, one customer accounted for approximately 12% of total revenues. One customer accounted for 44.5% of total revenues in 2004.   No other customer accounted for more than 10% in 2005 and 2004.

NOTE 12 - COMMITMENTS

PCMC is provided office space by its founder and majority shareholder at no cost on a month-to-month basis during 2004 and 2005.

NOTE 13 - SUBSEQUENT EVENT

On December 22, 2005 PCMC renegotiated notes payable to Aventura Holdings, Inc. for $48,600 and to Jukka Tolonen, owner of Aventura Holdings, Inc., for $35,600 into one consolidated note of $88,409, including original principal and accrued interest.  The new note, payable solely to Aventura Holdings, Inc. is payable on June 30, 2006 and will accrue interest at 12% per annum. Aventura Holdings, Inc. will be issued 50,000 shares of PCMC restricted stock before January 6, 2006 as consideration for the consolidation and renewal modification of the notes.

Item 8. Changes In and Disagreements With Accountants on Accounting and Financial Disclosures

None.

Item 8A. Controls and Procedures

PCMC maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to its management, including its Chief Executive Officer/Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 13a-14(c). In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. PCMC maintains that the controls and procedures in place do provide reasonable assurance that all necessary disclosures are communicated as required.

At the end of the period covered by this Annual Report, PCMC carried out an evaluation, under the supervision of its Chief Financial Officer, of the effectiveness of the design and operation of PCMC's disclosure controls and procedures. Based on the foregoing, PCMC's Chief Financial Officer concluded that PCMC's disclosure controls and procedures were not effective to ensure that all material information required to be filed in this Annual Report has been made known to them in a timely fashion. In connection with the completion of its audit of, and the issuance of its report on, our financial statements for the year ended September 30, 2005, Malone & Bailey, PC identified deficiencies that existed in the design or operation of our internal control over financial reporting that it considers to be “material weaknesses.” The Public Company Accounting Oversight Board has defined a material weakness as a “significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.”

The deficiencies in our internal control related to revenue recognition and valuation of non-marketable securities. The adjustment to revenues and non-maketable securities and associated footnote disclosures were detected in the audit process and have been appropriately recorded and disclosed in this Form 10-KSB. We are in the process of improving our internal control over financial reporting in an effort to remediate these deficiencies through improved supervision and training of our accounting staff. Additional effort is needed to fully remedy these deficiencies and we are continuing our efforts to improve and strengthen our control processes and procedures. Our management and directors will continue to work with our auditors and other outside advisors to ensure that our controls and procedures are adequate and effective.

Except as otherwise discussed herein, there have been no changes in PCMC’s internal control over financial reporting during the most recently completed fiscal quarter, that have materially affected, or are reasonably likely to materially affect, PCMC’s internal control over financial reporting.

Item 8B. Other Information.

None.

PART III.

Item 9. Directors, Executive Officers and Control Persons, Compliance With Section 16(a) of the Exchange Act

Sole Directors and Executive Officer

Stephen Brock, age 49, is the sole director, President, Chief Executive Officer, Treasurer, and Secretary of the Company. He has served in these capacities since the Company acquired PubCo White Papers, Inc., GoPublicToday.com, Inc., Nevada Fund, and Public Company Management Services, Inc. from Mr. Brock in October 2004 (the “Acquisition”). Prior to the Acquisition, Mr. Brock was self employed and was engaged primarily in the startup and operation of the entities involved in the Acquisition. Prior to February 2000, Mr. Brock served as President and Director of the Nevada Business Journal. As an entrepreneur, Mr. Brock has formed several companies devoted to the small-cap market and providing services to other companies in the small-cap market. Mr. Brock is a registered investment advisor and currently holds NASD Series 7, 24, 63, and 65 licenses.

Committees of the Board of Directors

The Company currently has no audit or compensation committee or other board committee performing equivalent functions. All functions of the audit committee and compensation committee are performed by the Company’s Sole Director.

The Sole Director has appointed an Advisory Board consisting of the following persons. The purpose of the Advisory Board is to provide advice and counsel to the Sole Director on legal and regulatory compliance and other areas relating to the operation of the Company. The advisory board focuses on strengthening PCMC's business model by making actionable recommendations that PCMC management and its network of supporters can execute to create intrinsic value.

Name	Age	Business Background

Steve Chaussy	51
Mr. Chaussy is a self-employed results-oriented financial professional with more than 25 years of progressive experience. He has a special emphasis in SEC reporting and compliance with developing and small publicly traded entities. Mr. Chaussy also has experience in structuring and sourcing corporate financing needs. He is effective in public, investor, regulatory and creditor interface, and is an accomplished leader with multi-location financial management. Mr. Chaussy is known as a team builder with expertise in high-paced, multi-task environments.

Steven A Boyko	58
Mr. Boyko is President of Global Market Thoughtware, Inc., an international consulting company specializing in global markets and governance regimes. Drawing upon his thirty years of business, investment, and financial experience, he founded the Entrepreneurial Exchange to create value for small-to-medium enterprises (SMEs) through proportionate governance and scalable sponsorship. Upon receiving his MBA, Mr. Boyko helped formulate securities regulatory policy for the National Association of Securities Dealers, Inc. ("NASD") and thereafter spent a successful career in the securities industry as a registered managing principal (Series 24) and a financial and operational principal (Series 27). As an international consultant, he provided a practitioner's perspective for the privatization of the former Soviet Union in the areas of corporate governance and development of the Ukrainian Capital Market. He has taught finance and entrepreneurship at the American University's MBA program and serves on the Advisory Boards of Yorktown University and Banneker Asset Management.

Peter J. Chepucavage	58
Peter served three plus years as Attorney Fellow for the Securities and Exchange Commission in Washington D.C., where he worked primarily in the business continuity and Regulation SHO areas. He was involved in the drafting of Regulation SHO and the married puts release. Peter was also involved in numerous Regulation M enforcement cases and securities futures.

Prior to that Peter served as Counsel at Fulbright & Jaworski in New York City. The practice was devoted primarily to the representation of broker-dealers and investment advisers in both law and compliance, including derivatives. Fulbright & Jaworski's Financial Institutions Practice Group in New York provides a broad range of services with an emphasis on representation of foreign and domestic broker-dealers, investment advisers and investment companies. The office regularly counsels a dozen broker-dealers including specialists, day trading firms, clearing firms, a stock exchange and at least 15 investment advisory firms, six registered investment companies and over 25 domestic and offshore private investment funds.

Gary N. Clark	60
Gary has over 15 years of portfolio management and securities research experience at Clark Asset Management + Associates, Inc. and has held numerous teaching positions during that time. Prior to Clark Asset Management, Gary served in various capacities for numerous securities firms and as an independent contract analyst.

William Bradford Smith	57
William Bradford "Brad" Smith II has served as an adviser to Stephen Brock since 2002 and chairs Public Company Management Corporation's Advisory Board.  Mr. Smith has more than 20 years experience as a capital market practitioner and financial service company officer, director or adviser.  Brad is currently developing www.smecapitalmarkets.net as a knowledge exchange platform.

Since July 1991, Brad has operated WBS&A Ltd., a management consulting firm that helps companies develop and execute business and capital market strategies.  Smith's work centers on helping company teams develop business models, identifying secondary market value creation strategies for emerging public companies, advising entry-level, development-stage issuers as they undertake SEC registered offerings, working with company owners to monetize maximum values of their business assets and serving as an intermediary to facilitate transactions.

From 1979 to 1981, Brad founded Marshall Homes as a Johnstown American Company holding and sales entity that converted 38 company owned apartment properties into condominiums as a strategy to maximize asset values and liquidate trapped equity.  And, from 1975 to 1979 Brad served as Vice President of Acquisitions and Sales for Johnstown Properties where he was responsible for acquiring and selling investment properties for the nations then 5th largest REIT. From 1981 to 1988, Smith managed personal investments and consulted with entities that specialized in capitalizing emerging companies. From 1988 to July 1991, Smith was vice president of Valley Federal Savings and Loan's portfolio company division and its acquirer and successor entity Relco Industries, where he operated a real estate asset management division that supported the capital reserve base for Relco's Surety Bond insurance company.

Previously Brad served on an NASD and NASDAQ Advisory Committee, founded the Small Corporate Offering Registration Task Force and was an advisor to the Texas Delegation to the 1995 White House Conference on Small Business. Smith has attended and made recommendations to the annual SEC Government-Business Forum on Small Business Capital Formation and actively advocates developing a better entry-level market structure securities regime for small issuers.  Brad has organized, sponsored or addressed numerous capital formation conferences and authored several SEC Comment Letters.  He is the author of “Guide to Strategic Thinking”. Mr. Smith received an MBA from Pepperdine University in 1979 and a BBA from the University of Oklahoma in 1975.

Bill Ross	57
Mr. Ross is President of Public Securities, Inc., established in 1986, which operates as a full service broker-dealer in Spokane, Washington and is a member of the NASD and SIPC. Public specializes in market making and the filing of 15c2-11’s on new companies. Public generally files 50-100 applications in an average year, and acts as a market maker on approximately the same number of securities. Public Securities clears its business through Emmett A. Larkin Co., Inc., a San Francisco based clearing firm established in 1959. They provide total back office services that are also found at large well known clearing firms. Their automated systems enable us to perform the execution and clearing of security transactions with speed and efficiency.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s directors, executive officers, and persons who beneficially own more than 10% of a registered class the Company’s equity securities, to file various reports with the SEC concerning their holdings of, and transactions in, securities of the Company. Copies of these filings must be furnished to the Company. Based on a review of the copies of such forms furnished to the Company, and other information, the Company believes that during the fiscal year ended September 30, 2005, all of its directors and executive officers were in compliance with the applicable filing requirements.

Code of Ethics

The Company has adopted a code of ethics applicable to our chief executive officer, chief financial officer and chief accounting officer. A copy of the code of ethics is available for viewing on our website http://www.publiccompanymanagement.com, and may also be obtained by any person upon written request to the Company at its principal executive offices.

Item 10.	Executive Compensation

The following table sets forth information concerning the compensation paid by the Company to its Chief Executive Officer and to each other executive officer whose total cash compensation exceeded $100,000 for services rendered for the fiscal year ended September 30, 2005.

SUMMARY COMPENSATION TABLE
ANNUAL COMPENSATION

		Annual Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)			Other Annual Compensation
Stephen Brock	2005	$592,270		$545,000	(1)	(2)
President, Secretary and Treasurer	2004	$65,000	$	- 0 -		(2)

(1)	Includes the value of 850,000 shares of Common Stock issued as a bonus.
(2)	Other annual compensation includes personal benefits and other perquisites which together did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus.

The Company does not provide a separate compensation arrangement for Mr. Brock as its sole director, in such capacity, and does not have an employment contract with Mr. Brock.

Item 11. Security Ownership of Management and Certain Security Holders

The following table lists the beneficial ownership of shares of our Common Stock by (i) all persons and groups known by the Company to own beneficially more than 5% of the outstanding shares of our Commons Stock, (ii) each director, nominee and executive officer, and (iii) all directors and officers as a group. Information with respect to directors, officers, and their families is as of September 30, 2005 and is based on the books and records of the Company and information obtained from each individual. Information with respect to other stockholders is based upon the Schedule 13D or Schedule 13G filed by such stockholders with the Securities and Exchange Commission. Unless otherwise stated, the business address of each individual or group is the same as the address of the Company’s principal executive office and the person indicated is the sole beneficial owner of all shares.

Name of Individual or Group	Common Stock	% of Class

5% Stockholders:

Catalyz Investment Asia PTE LTD 913 Bukit Timah Road #02-01 Singapore 589623	1,152,857	6%

Individual Directors, Officers and Nominees:

Stephen Brock	16,176,650	72%

All Directors and Officers as a Group:	16,176,650	72%

Item 12. Certain Relationships and Related Transactions

None.

Item 13. Exhibits

Exhibit	Description

2.1
Exchange Agreement dated October 1, 2004 between MyOffice, Inc. and the Company (incorporated herein by reference as contained in Form 8-K, previously designated as Exhibit 10.1, filed on October 6, 2004).

2.2
Amended Exchange Agreement dated October 1, 2004 between MyOffice, Inc. and the Company (incorporated herein by reference as contained in Form 8-K, previously designated as Exhibit 10.2, filed on October 13, 2004).

3.1	Original and Amended Articles of Incorporation of the Company (incorporated herein by reference as contained in Form 10-QSB, filed on May 18, 2005).

3.2	Bylaws of the Company (incorporated herein by reference as contained in Form 10-QSB, filed on May 18, 2005).

4.1	2005 Stock Award Plan I (incorporated herein by reference as contained in Form S-8, File # 000-50098, filed on June 20, 2005).

4.2	2005 Non-Employee and Consultants Retainer Stock Plan, dated June 20, 2005 (incorporated herein by reference in Form S-8, File #000-50098, filed on July 1, 2005)

10.1	Services Contract dated September 30, 2005 between GPT and JD Financial Services and Associates, Inc. (incorporated herein by reference as contained in Form 8-K, filed on October 5, 2005).

10.2	Services Contract dated September 29, 2005 between GPT and Miller Sports Technologies, Inc. (incorporated herein by reference as contained in Form 8-K, filed on October 5, 2005).

10.3	Services Contract dated September 27, 2005 between GPT and LTS LeaderBoard Tournament, Inc. (incorporated herein by reference as contained in Form 8-K, filed on October 5, 2005).

10.4	Services Contract dated August 26, 2005 between GPT andPN2media, Inc. (incorporated herein by reference as contained in Form 8-K, filed on August 30, 2005).

Exhibit	Description

10.5	Services Contract dated June 29, 2005 between GPT and Exousia, Corp. (incorporated herein by reference as contained in Form 8-K, filed on July 8, 2005).

10.6	Services Contract dated June 30, 2005 between GPT and Sports Dimensions, Inc. (incorporated herein by reference as contained in Form 8-K, filed on July8, 2005).

10.7	Services Contract dated May 23, 2005 between GPT and Systems Annex (incorporated herein by reference as contained in Form 8-K, filed on June 3, 2005).

10.8	Services Contract dated May 19, 2005 between GPT and FLC Properties (incorporated herein by reference as contained in Form 8-K, filed on May 31, 2005).

10.9	Public Relations Consulting Agreement dated April 1, 2005 between Meridian Advisors, Inc. and the Company (incorporated herein by reference as contained in Form 8-K, filed on April 4, 2005).

10.10	Newsletter Distribution Agreement dated February 22, 2005 between Leverage By Design, Inc. and the Company (incorporated herein by reference as contained in Form 8-K, filed on April 11, 2005).

10.11	Investor Relations Services Agreement dated April 1, 2005 between Ibis Consulting Group, LLC and the Company (incorporated herein by reference as contained in Form 8-K, filed on April 4, 2005).

10.12	Services Contract dated March 20, 2002 between Terrax, Inc. and the Company (incorporated herein by reference as contained in Form 10-QSB, filed on May 18, 2005).

10.13	Services Contract dated March 28, 2005 between Driver Link, Inc. and GPT (incorporated herein by reference as contained in Form 10-QSB, filed on May 18, 2005).

10.14	Services Contract dated March 28, 2005 between Z Yachts, LLC and GPT (incorporated herein by reference as contained in Form 10-QSB, filed on May 18, 2005).

10.15	Term Sheet dated March 24, 2005 between White Pacific Securities, Inc. and the GPT (incorporated herein by reference as contained in Form 10-QSB, filed on May 18, 2005).

Exhibit	Description

10.16	Services Contract dated March 21, 2005 between Supremacy Financial Corp. and GPT (incorporated herein by reference as contained in Form 10-QSB, filed on May 18, 2005).

10.17	SB-2 Securities Registration Services Contract dated March 18, 2005 between CCGlassco, LLC and GPT (incorporated herein by reference as contained in Form 10-QSB, filed on May 18, 2005).

10.18
Services Contract dated March 9, 2005 between Magnate Equities Corp. (formerly known as Discover Management Corp.) and GPT (incorporated herein by reference as contained in Form 10-QSB, filed on May 18, 2005).

10.19	Services Contract dated March 11, 2005 between MilFin Inc. and GPT (incorporated herein by reference as contained in Form 10-QSB, filed on May 18, 2005).
10.20	Services Contract dated March 3, 2005 between Millenium Technology, Inc. and GPT (incorporated herein by reference as contained in Form 10-QSB, filed on May 18, 2005).

10.21	Services Contract dated January 31, 2005 between Nasutra, LLC and GPT (incorporated herein by reference as contained in Form 10-QSB, filed on May 18, 2005).

10.22	Services Contract dated December 1, 2004 between Gourmet Express, Inc. and GPT (incorporated herein by reference as contained in Form 10-QSB, filed on May 18, 2005).

10.23	Services Contract dated April 6, 2004 between Liqigistics, Inc. and GPT (incorporated herein by reference as contained in Form 10-QSB, filed on May 18, 2005).

10.24	Services Contract dated July 21, 2004 between Legacy Communications Corporation and GPT (incorporated herein by reference as contained in Form 10-QSB, filed on May 18, 2005).

10.25	Services Contract dated January 7, 2004 between Redhead Transport and GPT (incorporated herein by reference as contained in Form 10-QSB, filed on August 15, 2005).

10.26	Services Contract dated February 27, 2004 between Belltower Group and GPT (incorporated herein by reference as contained in Form 10-QSB, filed on August 15, 2005).

Exhibit	Description

10.27	Services Contract dated October 1, 2004 between Trufit Apparel and GPT (incorporated herein by reference as contained in Form 10-QSB, filed on August 15, 2005).

10.28	Services Contract dated December 24, 2004 between Sputnik and GPT (incorporated herein by reference as contained in Form 10-QSB, filed on August 15, 2005).

31.1*	Certification required by Rule 13a-14(a) by the Chief Executive Officer

31.2*	Certification required by Rule 13a-14(a) by the Chief Financial Officer

32.1*	Certification required by Rule 13a-14(b)

*As Filed Herewith

Item 14. Principal Accountant Fees and Services

The Company paid the following fees to its principal independent accountants for services during the fiscal years ended September 30, 2004 and September 30, 2005.

	Year Ended September 30,
	2004	2005

Audit Fees	$35,531	$57,534
Audit-Related Fees	-0-	-0-
Tax Fees	-0-	-0-
All Other Fees	-0-	-0-

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PUBLIC COMPANY MANAGEMENT CORPORATION By: /s/ Stephen Brock Name: Stephen Brock Title: President and Chief Executive Officer Date: August 23, 2006

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Signature	Title	Date

/s/ Stephen Brock	President and Chief Executive Officer and Sole Director	August 23, 2006
Stephen Brock	(Principal Executive Officer,
Principal Financial Officer and
Principal Accounting Officer)

Exhibit 31

Certification of Chief Executive Officer and Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Stephen Brock, certify that:

1.	I have reviewed this Annual Report on Form 10-KSB of Public Company Management Corporation for the fiscal year ended September 30, 2005;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.
As the small business issuer's certifying officer, I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

b.
Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.
Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.
I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: August 23, 2006

By:  /s/ Stephen Brock
Stephen Brock,
Chief Executive Officer, and
Principal Financial Officer

Exhibit 32

Certification of the Chief Executive Officer and Principal Financial Officer
Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Stephen Brock, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 10-KSB of Public Company Management Corporation for the fiscal year ended September 30, 2005, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Form 10-KSB fairly presents in all material respects the financial condition and results of operations of Public Company Management Corporation.

Date: August 23, 2006

By:  /s/ Stephen Brock
Stephen Brock,
Chief Executive Officer, and
Principal Financial Officer